VIA EDGAR
May 17, 2006
Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Office Depot, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed February 15, 2006 File Number 1-10948
Dear Mr. Moran:
This letter responds to your letter to our Chairman and CEO dated April 28, 2006. In a letter to you dated May 5, 2006 from Randy Pianin, Senior Vice President, Finance and Controller, and Chief Accounting Officer, we confirmed that our response to you would be provided on or before May 19, 2006.
We have reproduced below your numbered comments, followed by our response on behalf of Office Depot, Inc. (the “Company”).
Form 10-K for the year ending December 31, 2005
Consolidated Financial Statements, page 39
Note B — Asset Impairments, Exit Costs and Other Charges, page 47
1.	We note your disclosure that an additional $14.8 million for the North American Business Solutions Division and $84.4 million for the International Division to complete the closing projects is expected to be recognized in future periods. Please provide us with more details of the nature of these costs and a discussion of how you concluded that these costs should not have been recorded as part of the restructuring plan in 2005. Additionally, tell us more about your supply chain network optimization and how you are treating the facilities that you expect to close, i. e., are these currently recorded as assets held for sale and if they been written down to their net book value.

Company response:
Our disclosure in Note B about the asset impairments, exit costs and other charges provides context for investors to understand the actual charges recorded during 2005, as well as the components of the charges, how they were determined and where presented in the financial statements. We provided some additional forward-looking information in our MD&A about related but future actions that are reasonably likely to impact our business and that could result in variability in our future reported earnings. This information was intended to provide investors with useful information about our future earnings potential and was developed in part based on our reading of SEC Interpretation Release No. 33-8350. The dollar amounts referenced in your item 1 above were included in our MD&A along with other forward-looking information related to these projects.
Essentially all of the forward-looking information in our MD&A regarding future charges in the North American Business Solutions Division and the International Division relates to projects that are reasonably likely to occur, but either the specifics of the plans had not been finalized at December 31, 2005 or the projects had not yet begun. For example, at the end of 2005, the Company had identified opportunities to modify processes that could result in certain functions being consolidated or streamlined. These actions could result in the future recognition of expenses related to lease terminations, relocations, one-time benefits and other costs similar in nature. While we based our disclosure on our estimates, those plans were not finalized at the time of our Form 10-K filing and the criteria for accounting recognition under Statement of Financial Accounting Standards No. 146, Accounting or Costs Associated with Exit or Disposal Activities, had not been met. The related facilities were in use, so provisions of paragraphs 14 through 16 of that Statement precluded recognition of operating lease commitments until the cease-use date. Other associated costs are to be recognized as incurred in accordance with paragraph 17. Similarly, plans were not complete related to one-time termination benefits associated with these activities and as addressed in paragraphs 8 through 13, it was not appropriate to either record a charge or begin accrual of the total termination benefits (in particular, sub points a., b., and c. of paragraph 8 were not yet met). It is expected, however, that these plans will be finalized over the time horizon indicated in our forward-looking disclosure and that additional charges will be recorded as the accounting recognition criteria are met.
The supply chain network optimization program applies both to the North American Business Solutions Division and the International Division. We have evaluated the design and location of these facilities and identified ways to better structure the supply chain process. This may result in modifying certain locations and relocating or closing others. This is anticipated to be a multi-year project and final decisions have not been reached on many aspects, particularly with our International Division locations. The disclosure we provided was intended to inform readers of actions that are actively being considered by management but have not yet reached the development where accounting recognition criteria are met. When the Company commits to close a facility prior to the end of its lease term, depreciation of assets that are not expected to be redeployed within the Company is accelerated to result in ending net book value equal to estimated residual value, if any, at the estimated cease-use date. However, these supply chain locations are in full operation and would not qualify for presentation as assets held for sale under the criteria indicated in paragraph 30 of Statement of Financial Accounting Standards No. 144 (“FAS 144”), Accounting for the Impairment of Disposal of Long-Lived Assets. We indicated in our disclosure that the estimated amounts may change as plans are implemented.
We will continue to update this forward-looking disclosure in our periodic filings as commitments to the individual plans are made.
2.	Please tell us and disclose in future filings the expected cost savings will result from the implementation of the 2005 plan in future periods in your MD&A.

Company response:
We will address savings in future filings should they become separately quantifiable. The 2005 Charges included both non-discretionary items (e.g., impairment charges) and discretionary programs (e.g., facility closures, process consolidation). The non-discretionary items will have no future cost savings (e.g., goodwill impairment). The discretionary programs were determined based on a reassessment of current and future business requirements, not a near-term financial reporting benefit. For example, we recorded charges associated with closing a facility as part of an effort to consolidate certain functions with the expectation of providing enhanced customer service as well as lowering longer-term operating costs. However, for some time, we will be recognizing costs associated with relocations, hiring, training and establishing new facilities.
We are committed to keeping our current and future investors informed of the results of these programs and will regularly include updates in our MD&A as these savings are identified and quantifiable.
3.	Please tell us how you determined that you did not have any discontinued operations as a result of the 2005 Charges. In this regard, we note that the Toys “R” Us store locations and the Tech Depot subsidiary appear to be independently functioning operations.
Company response:
The 2005 Charges did not include the disposition of a component of our Company. The charges related to the Kids “R” Us locations were asset impairment charges calculated under provisions of FAS 144. The charges related to Tech Depot were largely goodwill impairment charges calculated under provisions of Statement of Financial Accounting Standards No. 142 (“FAS 142”), Goodwill and Other Intangible Assets. In both cases, these are ongoing operations, not dispositions. In addition, we decided to close certain retail locations across our world-wide chain of over 1,100 office supply stores. The customers in the areas where sites were closed are served by our other retail locations or our catalog and contract business. Based on our customer transition and related cash flow expectations, these limited closures were not considered to be the disposition of a component of the Company as identified in paragraphs 41-42 of FAS 144.
Note D — Goodwill and Other Intangible Assets, page 50
4.	Using the guidance in paragraphs 30-31 of SFAS 142, tell us how you determined your reporting units for purposes of performing your goodwill impairment test. Additionally, tell us how you have determined the amount of goodwill to be assigned to your separate reporting units.
Company response:
In compliance with paragraphs 30-31 of FAS 142, we begin our determination of reporting units with our assessment of operating segments, as defined in paragraph 10 of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. Components within operating segments are assessed and historically have been aggregated due to their similar economic characteristics. The initial recording of goodwill in each of these operating segments resulted because the related acquisition directly supported those operations and there were no objectively determinable benefits associated with the other operating segments within that reportable segment.

5.	Please tell us and disclose in future filings the types of intangible assets and the amortization period in accordance with paragraph 44 of SFAS 142. For your indefinite-lived intangible assets, please tell us what is included in the $55.4 million and how you determined that these assets were indefinite-lived. We may have further comment.
Company response:
Our definite-lived intangible asset balance at December 31, 2005 of $24.1 million was the remaining value assigned to customer lists as part of our acquisition in 2003 of Guilbert, S.A., an office supply company in Europe, as well as the remaining value of one particular trade name that is being phased out during 2006. The initial value and the five-year amortization calculation related to the customer list was determined at the time of the acquisition by an independent valuation firm using Company-specific data for both the value and projected decay rate. We review these assumptions annually as required by FAS 142. The remaining annual amortization of these assets is presented in the amortization table in Note D. We will provide identifying disclosure consistent with paragraph 44 of FAS 142 in future Form 10-K filings.
Essentially all of the indefinite-lived intangible asset of $55.4 million at December 31, 2005 relates to a trade name acquired in the Guilbert acquisition. This value was established at acquisition by an independent valuation firm using an income approach based on Company-specific sales under this trade name. We annually review the recoverability of this asset and reaffirmed at the end of 2005 our commitment to continue marketing under that name for the foreseeable future. We will provide identifying disclosure consistent with paragraph 44 of FAS 142 in future Form 10-K filings.
Note E — Debt, page 51
6.	We note your disclosure that you modified and extended your credit facility, and that definitions in the agreement were modified to exclude certain items from the coverage tests. Please tell us why this was done, and comment on whether you would have been in compliance with these covenants as of September 2005 and December 2005 had these modifications not taken place.
Company response:
The amendment to our credit facility in September 2005 extended the term to 2010, lowered borrowing costs and conformed covenant language to current lending practices related to the consideration of certain non-cash charges, including those resulting from the early adoption of Statement of Financial Accounting Standards No. 123 (R) (“FAS 123R”), Share-Based Payment, and other non-cash charges. These modifications were made to adjust the credit facility for desired flexibility, lower borrowing costs and to recognize the impact of events that were not foreseen when the facility was initially established in 2004. At the end of September 2005 and December 2005, we were in compliance with the covenants as originally written and as modified.
The undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on the material provided, please contact me or Randy Pianin, Sr. Vice President, Finance and Controller, and Chief Accounting Officer.

Sincerely,
/s/ Patricia McKay
Patricia McKay
Executive Vice President and Chief Financial Officer

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